FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the period 1 May 2007 to 1 June 2007
CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant’s name into English)
25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY

FORM 6-K: TABLE OF CONTENTS

99.1	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — various, 1 May 2007

99.2	Voting Rights and Capital — 2 May 2007

99.3	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — various, 23 May 2007

99.4	Cadbury Schweppes plc 2007 Annual General Meeting — 25 May 2007

99.5	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — various, 30 May 2007

99.6	Voting Rights and Capital — 1 June 2007

FORM 6-K
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Cadbury Schweppes Public Limited Company

/s/ John Mills

(Registrant)

Signed:	John Mills
Director of Group Secretariat

Dated:	4 June 2007

Exhibit 99.1
Cadbury Schweppes plc (the “Company”)
Announcement of transactions in ordinary shares of 12.5p each
Acquisition of Shares by a Director and Persons Discharging Managerial Responsibility
The Company was notified on 30 April 2007 that on 30 April 2007, Hester Blanks acquired 21 ordinary shares in the capital of the Company for £6.625 per share through participation in the Company’s all-employee share incentive plan, pursuant to a contract dated outside the close period in respect of share dealing.
The Company was notified on 30 April 2007 that on 30 April 2007, Steve Driver acquired 20 ordinary shares in the capital of the Company for £6.625 per share through participation in the Company’s all-employee share incentive plan, pursuant to a contract dated outside the close period in respect of share dealing.
The Company was notified on 30 April 2007 that on 30 April 2007 Ken Hanna acquired 20 ordinary shares in the capital of the Company at £6.625 per share through participation in the Company’s all-employee share incentive plan, pursuant to a contract dated outside the close period in respect of share dealing.
Following this acquisition, Ken Hanna now has an interest in 623,416 shares (which includes two restricted share awards). He also has a conditional interest in a further 537,388 shares held in the Group’s Long Term Incentive Plan and Bonus Share Retention Plan which are subject to performance and service conditions.
Disposal of Shares by a Person Discharging Managerial Responsibility
The Company was notified on 1 May 2007 that on 1 May 2007, Matt Shattock acquired 210,000 ordinary shares in the capital of the Company under the Company’s Executive Share Option Scheme, at a price of £3.3125 per share. All the shares were disposed of on the same day for a price of £6.6109 per share
These announcements are made following notifications under Disclosure and Transparency Rule 3.1.2.
All transactions were carried out in London.
Contact:
John Mills
Director of Group Secretariat
Tel: 020 7830 5176
1 May 2007

Exhibit 99.2
CADBURY SCHWEPPES PLC
Voting Rights and Capital
In conformity with the Transparency Directive’s transitional provision 6 we would like to notify the market of the following:
Cadbury Schweppes plc’s capital consists of 2,101,796,782 ordinary shares with voting rights. Cadbury Schweppes plc holds no ordinary shares in Treasury.
Therefore, the total number of voting rights in Cadbury Schweppes plc is 2,101,796,782.
The above figure (2,101,796,782) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Cadbury Schweppes plc under the FSA’s Disclosure and Transparency Rules.
J M Mills
Director of Group Secretariat
2 May 2007

Exhibit 99.3
Cadbury Schweppes plc (the “Company”)
Announcement of transactions in ordinary shares of 12.5p each
Disposal of Shares by a Person Discharging Managerial Responsibility
The Company was notified on 23 May 2007 that on 23 May 2007, Mark Reckitt acquired 44,000 ordinary shares in the capital of the Company under the Company’s Executive Share Option Scheme, at a price of £2.9675. All the shares were disposed of on the same day for a price of £6.945. This transaction took place on the London Market.
This announcement is made following notification under Disclosure and Transparency Rule 3.1.2.
Contact:
John Mills
Director of Group Secretariat
Tel: 020 7830 5176
23 May 2007

Exhibit 99.4
Cadbury Schweppes plc 2007 Annual General Meeting
We announce the results of the voting by poll on the resolutions put to our 2007 Annual General Meeting held on 24 May, which all of our directors attended. All resolutions were passed by the required majority.

			Votes
Resolution	For*	Against	Withheld**
1. Receive the Financial Statements	1,263,343,321	1,300,422	6,562,620
2. Declare the 2006 Final Dividend	1,265,859,329	145,793	5,161,222
3. Approve Directors’ Remuneration Report	1,118,966,625	68,419,533	83,597,372
4. Re-appoint Sir John Sunderland as a director	1,242,717,655	15,218,485	13,143,434
5. Re-appoint Rosemary Thorne as a director	1,259,498,560	3,145,753	8,427,319
6. Re-appoint David Thompson as a director	1,260,697,971	4,409,723	5,971,881
7. Re-appoint Sanjiv Ahuja as a director	1,263,534,436	1,728,408	5,816,699
8. Re-appoint Raymond Viault as a director	1,261,902,853	3,202,070	5,974,652
9. Re-appoint Deloitte & Touche as auditors	1,255,130,591	2,898,923	13,060,048
10. Authorise the directors to determine the auditors’ remuneration	1,267,874,099	2,330,152	862,907
11. Approve amendments to the Cadbury Schweppes Long Term Incentive Plan 2004, Cadbury Schweppes Share Option Plan 2004, and the Cadbury Schweppes (New Issue) Share Option Plan 2004.	1,251,573,916	4,207,208	15,384,174
12. Authorise the Company to serve any notice, or send or supply any other document or information to a member by electronic means.	1,261,384,494	3,636,507	6,053,890
13. Authorise the directors to allot relevant securities	1,261,462,170	3,422,378	6,195,027
14. Authorise the directors to make non pre-emptive share allotments***	1,258,975,568	5,639,472	6,464,535
15. Authorise the directors to make market purchases of shares***	1,264,857,592	853,669	5,368,314

*	Includes those votes giving the Chairman discretion.

**	These votes are not counted towards the votes cast at the Annual General Meeting

***	Special resolutions
J M Mills
Director of Group Secretariat
25 Berkeley Square
London, W1J 6HB
25 May 2007

Exhibit 99.5
Cadbury Schweppes plc (the “Company”)
Announcement of transactions in ordinary shares of 12.5p each
Acquisition of Shares by a Connected Person
The Company was notified on 29 May 2007 that on 25 May 2007, the spouse of Hester Blanks, Mr Andrew Gabbutt, acquired 299 ordinary shares in the capital of the Company at a price of £7.03 per share through participation in the Final Dividend 2006 Dividend Re-Investment Plan.
Acquisition of Shares by a Director and Persons Discharging Managerial
Responsibility
The Company was notified on 29 May 2007 that on 25 May 2007, Hester Blanks acquired 889 ordinary shares in the capital of the Company at a price of £7.03 per share through participation in the Final Dividend 2006 Dividend Re-Investment Plan.
The Company was notified on 29 May 2007 that on 29 May 2007, Hester Blanks acquired 19 ordinary shares in the capital of the Company for £7.03 per share through participation in the Company’s all-employee share incentive plan.
The Company was notified on 29 May 2007 that on 29 May 2007, Steve Driver acquired 21 ordinary shares in the capital of the Company for £7.03 per share through participation in the Company’s all-employee share incentive plan.
The Company was notified on 29 May 2007 that on 29 May 2007, Ken Hanna acquired 20 ordinary shares in the capital of the Company at £7.03 per share through participation in the Company’s all-employee share incentive plan.
Following this acquisition, Mr Hanna now has an interest in 623,436 shares (which includes two restricted share awards). He also has a conditional interest in a further 537,388 shares held in the Group’s Long Term Incentive Plan and Bonus Share Retention Plan which are subject to performance and service conditions.
These announcements are made following notifications under Disclosure and Transparency Rule 3.1.2.
All transactions were carried out in London.
Contact:
John Mills
Director of Group Secretariat
Tel: 020 7830 5176
30 May 2007

Exhibit 99.6
CADBURY SCHWEPPES PLC
Voting Rights and Capital
In conformity with the Transparency Directive’s transitional provision 6 we would like to notify the market of the following:
Cadbury Schweppes plc’s capital consists of 2,102,622,165 ordinary shares with voting rights. Cadbury Schweppes plc holds no ordinary shares in Treasury.
Therefore, the total number of voting rights in Cadbury Schweppes plc is 2,102,622,165.
The above figure (2,102,622,165) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Cadbury Schweppes plc under the FSA’s Disclosure and Transparency Rules.
J M Mills
Director of Group Secretariat
1 June 2007